Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Twelve months ended December 31,
	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)
		Note 2	Note 2	Note 2
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$111,219	$(119,850)	$(418,617)	$(465,933)	$(70,266)

Undistributed income of less than 50% owned equity investees	—	—	(939)	(2,510)	267
Minority interest in income of majority owned subsidiaries with fixed charges	715	706	(799)	408	(1,490)
Add: fixed charges as adjusted (from below)	162,349	180,589	241,859	318,204	274,654

	$274,283	$61,445	$(178,496)	$(149,831)	$203,165

Fixed charges:
Interest expense:
Corporate	$133,498	$153,770	$204,751	$273,723	$234,476
Financial service	—	—	—	8,833	11,805
Capitalized	—	—	—	1	1,430
Amortization of debt cost	9,237	7,102	6,106	6,392	1,954
1/3 of rental expense	19,614	19,717	31,002	29,256	26,419

Fixed charges	162,349	180,589	241,859	318,205	276,084
Less: Capitalized interest	—	—	—	(1)	(1,430)

Fixed charges as adjusted	$162,349	$180,589	$241,859	$318,204	$274,654

Ratio (earnings divided by fixed charges)	1.69	A	A	A	A

A.	During the twelve months ended December 31, 2002, 2001, 2000, and 1999 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $119,144, $420,355, $468,035, and $71,489 for the twelve months ended December 31, 2002, 2001, 2000, and 1999, respectively.